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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[X] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

Print or Type Response
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1.   Name and Address of Reporting Person*

     Eos Partners, L.P.
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   (Last)                           (First)             (Middle)

     320 Park Avenue, 22nd Floor
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                                    (Street)

     New York                       New York             10022
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol


     Bargo Energy Corporation  (BARG)
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3.   IRS Identification Number of Reporting Person, if any entity (Voluntary)



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4.   Statement for Month/Year


     May 2001
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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner (01)
     [_]  Officer (give title below)           [_]  Other (specify below)


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7.   Individual or Joint/Group Filing (Check applicable line)

     [_]  Form filed by one Reporting Person
     [X]  Form filed by more than one Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

Cumulative Redeemable Preferred       5/16/2001      J(02)           37,500      D       (02)       -0-         D(04)(05)
Stock, Series B
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Common Stock                          5/16/2001      J(02)           20,539      D       (02)       -0-         D(04)(05)

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Common Stock                          5/16/2001      J(03)          308,080      D       (03)       -0-         D(04)(05)

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Cumulative Redeemable
Preferred Stock, Series B             5/16/2001      J(02)          390,000      D       (02)      -0-          D(04)(06)

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Common Stock                          5/16/2001      J(02)          213,602      D       (02)      -0-          D(04)(06)

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Common Stock                          5/16/2001      J(03)         3,204,031     D       (03)      -0-          D(04)(06)

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Cumulative Redeemable
Preferred Stock, Series B             5/16/2001      J(02)            72,500     D       (02)      -0-          D(04)(07)

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Common Stock                          5/16/2001      J(02)            39,708     D       (02)      -0-          D(04)(07)

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====================================================================================================================================

*    If the Form is filed by more than one Reporting Person, see Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                                                                          (Over)

                                                                 SEC 1474 (7-96)


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

 Common Stock                         5/16/2001      J(03)          595,621      D     (03)      -0-            D(04)     (07)
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Cumulative Redeemable
Preferred Stock, Series B             5/16/2001      J(02)          462,500      D     (02)      -0-            I(04)     (08)

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Common Stock                          5/16/2001      J(02)          253,310      D     (02)      -0-            I(04)     (08)

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Common Stock                          5/16/2001      J(03)         3,799,652           (03)      -0-            I(04)     (08)

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Cumulative Redeemable
Preferred Stock, Series B             5/16/2001      J(02)           500,000     D     (02)      -0-            I(04)     (09)

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Common Stock                          5/16/2001      J(02)           273,849     D     (02)      -0-            I(04)     (09)

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Common Stock                          5/16/2001      J(03)          4,107,732    D     (03)      -0-            I(04)     (09)

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Cumulative Redeemable
Preferred Stock, Series B             5/16/2001      J(02)           500,000     D      (03)     -0-            I(04)     (10)

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Common Stock                          5/16/2001      J(02)           273,849     D      (02)     -0-            I(04)     (10)

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Common Stock                          5/16/2001      J(03)          4,107,732    D      (03)     -0-            I(04)     (10)



------------------------------------------------------------------------------------------------------------------------------------
Cumulative Redeemable
Preferred Stock, Series B             5/16/2001      J(02)            390,000    D      (02)     -0-            I(04)     (11)

------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          5/16/2001      J(02)            213,602    D      (02)     -0-            I(04)     (11)

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Common Stock                          5/16/2001      J(03)          3,204,031    D      (03)     -0-            I(04)     (11)

------------------------------------------------------------------------------------------------------------------------------------
Cumulative Redeemable
Preferred Stock, Series B             5/16/2001      J(02)             72,500    D      (02)     -0-            I(04)     (12)

------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          5/16/2001      J(02)             39,708    D      (02)     -0-            I(04)     (12)

------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          5/16/2001      J(03)            595,621    D      (03)     -0-            I(04)     (12)

------------------------------------------------------------------------------------------------------------------------------------
Cumulative Redeemable
Preferred Stock, Series B             5/16/2001      J(02)            390,000    D      (02)     -0-            I(04)     (13)

------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          5/16/2001      J(02)            213,602    D      (02)     -0-            I(04)     (13)

------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          5/16/2001      J(03)          3,204,031    D      (03)     -0-            I(04)     (13)

------------------------------------------------------------------------------------------------------------------------------------
Cumulative Redeemable
Preferred Stock, Series B             5/16/2001      J(02)             72,500    D      (02)      -0-           I(04)     (14)

------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          5/16/2001      J(02)             39,708    D      (02)      -0-           I(04)     (14)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          5/16/2001      J(03)            595,621    D      (03)      -0-           I(04)     (014)

====================================================================================================================================

*    If the Form is filed by more than one Reporting Person, see Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


                                                                          (Over)

                                                                 SEC 1474 (7-96)

TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------


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====================================================================================================================================

Explanation of Responses:

EOS PARTNERS, L.P.

 By:   /s/ Steven M. Friedman                                    5/17/2001
    -----------------------------------------            -----------------------
Name:  Steven M. Friedman
Title: President
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number

                                  Page 3 of 7
                                                                  SEC 1474(7-97)

In accordance with Instruction 4(b)(v), this statement is being filed by Eos Partners, L.P., as the designated filer, for its own behalf and on behalf of each of the other joint filers listed on the Joint Filer Information Schedule attached hereto (collectively, the "Reporting Persons").

(01) None of the Reporting Persons is in its individual capacity a 10% Owner, but may be deemed to be a member of a group that owns, in the aggregate, more than 10% of the Issuer's outstanding Common Stock.

(02) On May 16, 2001, Bargo Energy Corporation, a Texas corporation (the "Company"), redeemed in full all of the shares of the Company's Cumulative Redeemable Preferred Stock, Series B, par value $.01 per share (the "Series B Preferred Stock"), owned by Eos Partners (as defined below), Eos SBIC (as defined below) and Eos SBIC (as defined below) for a per share consideration, in cash, of approximately $12.23, or $6,114,501.90 in the aggregate (the "Redemption"). Pursuant to Article X of the Stock Purchase Agreement dated as of May 14, 1999, by and among the Company and certain other parties thereto (including Eos), as amended, upon completion of the Redemption, the Company was entitled to repurchase 6.25% of the Common Stock originally issued to (i) Eos Partners, or 20,539 shares of Common Stock, for an aggregate purchase price of $.75; (ii) Eos SBIC, or 213,602 shares of Common Stock, for an aggregate purchase price of $7.80; and (iii) Eos SBIC II, or 39,708 shares of Common Stock, for an aggregate purchase price of $1.45 (the "Repurchase"). The Repurchase was also completed on May 16, 2001. After the Redemption and the Repurchase, (i) Eos Partners continued to own 308,080 shares of Common Stock of the Company, (ii) Eos SBIC continued to own 3,204,031 shares of Common Stock of the Company and (iii) Eos SBIC II continued to own 595,621 shares of Common Stock of the Company.

(03) On January 24, 2001, the Company and Bellwether Exploration Company, a Delaware corporation ("Bellwether"), entered into the Agreement and Plan of Merger (the "Merger Agreement"), which provided for, among other things, upon the terms and subject to the conditions thereof, the merger of the Company with and into Bellwether. Upon the consummation of the transactions contemplated by the Merger Agreement, the separate corporate existence of the Company ceased to exist and Bellwether was the surviving corporation (the "Merger"), which, effective as of the effective time of the Merger, changed its name to Mission Resources Corporation ("Mission").

On May 16, 2001, the Merger was consummated (the "Merger Effective Time"). Pursuant to the Merger Agreement, as a result of the Merger, each share of the Company's Common Stock outstanding was exchanged for approximately $0.45 in cash and 0.0958 shares of common stock of Mission ("Mission Common Stock").

As a result of the Merger, (i) Eos Partners L.P. ("Eos Partners") received in exchange for the 308,080 shares of Company Common Stock owned by it $139,151.08 in cash and 29,506 shares of Mission Common Stock, (ii) Eos Partners SBIC, L.P. ("Eos SBIC") received in exchange for the 3,204,031 shares of Company Common Stock owned by it $1,447,169.32 in cash and 306,861 shares of Mission Common Stock, and (iii) Eos Partners SBIC II, L.P. ("Eos SBIC II") received in exchange for the 595,621 shares of Company Common Stock owned by it $269,024.98 in cash and 57,045 shares of Mission Common Stock.

(04) As a result of the Merger, the Reporting Persons no longer beneficially own shares of the Company's Common Stock or Series B Preferred Stock.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number

As a result of the foregoing, as of the date hereof, the Reporting Persons ceased to be Reporting Persons subject to Section 16 of the Securities Exchange Act of 1934, as amended, in respect of the securities of the Company.

(05) The Securities reported herein as being disposed of were owned of record by Eos Partners.

(06) The Securities reported herein as being disposed of were owned of record by Eos SBIC.

(07) The Securities reported herein as being disposed of were owned of record by Eos SBIC II.

(08) Eos Partners is the sole stockholder of Eos SBIC Inc., which is the general partner of Eos SBIC General L.P., which in turn is the general partner of Eos SBIC. Eos Partners is also the sole stockholder of Eos SBIC II, Inc., which is the general partner of Eos SBIC General II, L.P., which in turn is the general partner of Eos SBIC II. As a result, the Securities reported herein as being disposed of by Eos SBIC and Eos SBIC II may be deemed to be indirectly beneficially owned by Eos Partners. Eos Partners disclaims beneficial ownership of all such securities that exceed its pecuniary interest.

(09). Brian D. Young is a director of the Issuer. Brian D. Young is also a general partner of Eos Partners. As a result, the securities reported herein as being disposed of by Eos Partners, Eos SBIC and Eos SBIC II may be deemed to be indirectly beneficially owned by Brian D. Young. Brian D. Young disclaims beneficial ownership of all such securities that exceed his pecuniary interest.

(10) Steven M. Friedman is a general partner of Eos Partners. As a result, the securities reported herein as being disposed of by Eos Partners, Eos SBIC and Eos SBIC II may be deemed to be indirectly beneficially owned by Steven M. Friedman. Steven M. Friedman disclaims beneficial ownership of all such securities that exceed his pecuniary interest.

(11) Eos SBIC General, L.P. is the general partner of Eos SBIC. As a result, the securities reported herein as being disposed of by Eos SBIC may be deemed to be indirectly beneficially owned by Eos SBIC General, L.P. Eos SBIC General, L.P. disclaims beneficial ownership of all such securities that exceed its pecuniary interest.

(12) Eos SBIC General II, L.P. is the general partner of Eos SBIC II. As a result, the securities reported herein as being disposed of by Eos SBIC II may be deemed to be indirectly beneficially owned by Eos SBIC General II, L.P. Eos SBIC General II, L.P. disclaims beneficial ownership of all such securities that exceed its pecuniary interest.

(13) Eos SBIC, Inc. is the general partner of Eos SBIC General, L.P., which is the general partner of Eos Partners SBIC, L.P. As a result, the securities reported herein as being disposed of by Eos SBIC may be deemed to be indirectly beneficially owned by Eos SBIC, Inc. Eos SBIC, Inc. disclaims beneficial ownership of all such securities that exceed its pecuniary interest.

(14) Eos SBIC II, Inc. is the general partner of Eos SBIC General II, L.P., which is the general partner of Eos SBIC II. As a result, the securities reported herein as being disposed of by Eos SBIC II may be deemed to be indirectly beneficially owned by Eos SBIC II, Inc. Eos SBIC II, Inc. disclaims beneficial ownership of all such securities that exceed its pecuniary interest.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number

                             JOINT FILER INFORMATION


Name:                                      Eos Partners SBIC, L.P.
Address:                                   320 Park Avenue, 22nd Floor
                                           New York, NY 10022
Designated Filer:                          Eos Partners, L.P.
Issuer & Ticker Symbol:                    Bargo Energy Company (BARG)
Date of Event:                             May 16, 2001
Signature:                                 /s/ Steven M. Friedman
                                           ----------------------------


Name:                                      Eos Partners SBIC II, L.P.
Address:                                   320 Park Avenue, 22nd Floor
                                           New York, NY 10022
Designated Filer:                          Eos Partners, L.P.
Issuer & Ticker Symbol:                    Bargo Energy Company (BARG)
Date of Event:                             May 16, 2001
Signature:                                 /s/ Steven M. Friedman
                                           ----------------------------


Name:                                      Brian D. Young
Address:                                   320 Park Avenue, 22nd Floor
                                           New York, NY 10022
Designated Filer:                          Eos Partners, L.P.
Issuer & Ticker Symbol:                    Bargo Energy Company (BARG)
Date of Event:                             May 16, 2001
Signature:                                 /s/ Brian D. Young
                                           ----------------------------


Name:                                      Steven M. Friedman
Address:                                   320 Park Avenue, 22nd Floor
                                           New York, NY 10022
Designated Filer:                          Eos Partners, L.P.
Issuer & Ticker Symbol:                    Bargo Energy Company (BARG)
Date of Event:                             May 16, 2001
Signature:                                 /s/ Steven M. Friedman
                                           ----------------------------

Name:                                      Eos SBIC General, L.P.
Address:                                   320 Park Avenue, 22nd Floor
                                           New York, NY 10022
Designated Filer:                          Eos Partners, L.P.
Issuer & Ticker Symbol:                    Bargo Energy Company (BARG)
Date of Event:                             May 16, 2001
Signature:                                 /s/ Steven M. Friedman
                                           ----------------------------



Name:                                      Eos SBIC General, II, L.P.
Address:                                   320 Park Avenue, 22nd Floor
                                           New York, NY 10022
Designated Filer:                          Eos Partners, L.P.
Issuer & Ticker Symbol:                    Bargo Energy Company (BARG)
Date of Event:                             May 16, 2001
Signature:                                 /s/ Steven M. Friedman
                                           ----------------------------



Name:                                      Eos SBIC, Inc.
Address:                                   320 Park Avenue, 22nd Floor
                                           New York, NY 10022
Designated Filer:                          Eos Partners, L.P.
Issuer & Ticker Symbol:                    Bargo Energy Company (BARG)
Date of Event:                             May 16, 2001
Signature:                                 /s/ Steven M. Friedman
                                           ----------------------------



Name:                                      Eos SBIC II, Inc.
Address:                                   320 Park Avenue, 22nd Floor
                                           New York, NY 10022
Designated Filer:                          Eos Partners, L.P.
Issuer & Ticker Symbol:                    Bargo Energy Company (BARG)
Date of Event:                             May 16, 2001
Signature:                                 /s/ Steven M. Friedman
                                           ----------------------------